Exhibit 99.1

Cellectis Reports Financial Results for 3rd Quarter and First Nine Months 2016

- UCART19 Phase 1 trial on-going

- Successful cGMP Manufacturing for UCART123

- Strong cash position of $295 million1 as of September 30, 2016

- Additional grant of patent with broad claims covering fundamental use of gene editing technologies

- Revenues and other income of $12 million2 in the 3rd quarter of 2016

- Adjusted loss attributable to shareholders3 of $0.6 million2 in the 3rd quarter of 2016

NEW YORK--(BUSINESS WIRE)--November 22, 2016--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS - Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced its results for the three-month period ended September 30, 2016 and for the nine-month period ended September 30, 2016.

Recent Corporate Highlights

UCART19 in collaboration with Servier / Pfizer

  On June 20, 2016, Cellectis announced that the first patient in Servier’s UCART19 Phase 1 clinical trial had been dosed. The UCART19 Phase 1 clinical trial in ALL and CLL patients is conducted at two clinical sites in the UK – at the Great Ormond Street Hospital (GOSH), part of UCL, for the pediatric arm of the trial, and at Kings College London for the adult arm of the study.

  Interim data from the UCART19 Phase 1 clinical trial is expected to be announced at a scientific meeting in H1 2017.

UCART123

  On November 15, 2016, Cellectis announced the successful completion of large scale production runs of UCART123, according to cGMP standards. Cellectis is planning to file an IND for a Phase 1 clinical trial in AML and BPDCN patients by YE 2016 in collaboration with the Weill Cornell Medical College and the MD Anderson Cancer Center.
  Weill Cornell will present pre-clinical data on UCART123 in an oral presentation at the 58th American Society of Hematology (ASH) Annual Meeting and Exposition. The meeting will be held from December 3 to 6, 2016 in San Diego.

Pfizer Partnership

  Cellectis and Pfizer are making advances in their partnered programs. Notably, Pfizer will present on the “Preclinical Evaluation of Allogeneic Anti-BCMA Chimeric Antigen Receptor T Cells with Safety Switch Domains and Lymphodepletion Resistance for the Treatment of Multiple Myeloma” in an oral presentation at ASH in December 2016.

IP / Patent Portfolio

  Issuance of U.S. patent 9,458,439 – which claims gene inactivation by use of chimeric restriction endonucleases. This patent, granted by the USPTO to the Institut Pasteur and Boston Children's Hospital, naming Dr. André Choulika and Pr. Richard C. Mulligan as co-inventors, is exclusively licensed to Cellectis.

Award

  Cellectis won EuropaBio’s 2016 Most Innovative European Biotech SME Award for the healthcare category. The Awards program is a unique annual initiative that recognizes innovative biotech small- and medium-sized enterprises (SMEs) in Europe and the crucial role that they play in answering some of society’s greatest challenges through biotechnology.

Conferences

  Cellectis will participate in the upcoming Oppenheimer Life Sciences Summit being held in NYC on November 29, 2016 and will be presenting at the Piper Jaffray 28th Annual Health Care Conference on November 30, 2016 in NYC.

Calyxt – Cellectis’ plant science subsidiary

  Calyxt expanded its patent portfolio with U.S. patent 9,458,439, which encompasses broad uses of technologies such as CRISPR/Cas9, Zinc Finger Nucleases and TAL-effector Nucleases for plant gene editing.
  On October 20, 2016 Cellectis hosted, along with its agricultural biotech subsidiary Calyxt, the world’s first dinner made with gene edited foods in New York.
  Calyxt has completed the 2016 expansion of its high-oleic/no trans-fat soybean variety (CAL1501) in the U.S. with a production of 1,200 tons of beans. In Spring 2016, Calyxt planted 942 acres (381 hectares) in six U.S. states – Illinois, Iowa, Michigan, Minnesota, South Dakota and Wisconsin. To date, the Company has harvested approximately 45,000 bushels with the intent to use a substantial portion of the harvest for its first industrial scale crush.

Financial Results

Cellectis’ consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

Third Quarter 2016 Financial Results

Cash: As of September 30, 2016, Cellectis had €264.0 million in total cash, cash equivalents and current financial assets compared to €269.7 million as of June 30, 2016. This decrease of €5.7 million notably reflects (i) the net cash flows used in operating activities of €1.7 million, which includes €9.2 million of cash receipts in the third quarter of 2016 in connection with the achievement of two milestones under our collaboration agreement with Servier that occurred during the second quarter of 2016, and (ii) capital expenditures of €2.2 million. The change was also attributable to the unrealized negative translation effect of exchange rate fluctuations on our U.S. dollar cash, cash equivalents and current financial assets of €1.6 million.

Revenues and Other Income: During the quarters ended September 30, 2015 and 2016, we recorded €10.0 million and €11.3 million, respectively, in revenues and other income. This is mainly due to (i) the increase of €2.5 million in collaboration revenues, notably due to the agreement to provide Servier with raw materials and batches of UCART19 products, partly offset by (ii) the decrease of €0.3 million in research tax credit and €0.8 million in subsidies.

Total Operating Expenses and Other Operating Income: Total operating expenses and other operating income for the third quarter of 2016 were €22.9 million, compared to €23.4 million for the third quarter of 2015. The non-cash stock-based compensation expenses included in these amounts were €12.1 million and €9.5 million, respectively.

R&D Expenses: For the quarters ended 2015 and 2016, research and development expenses decreased by €2.3 million from €16.2 million in 2015 to €13.8 million in 2016. Personnel expenses decreased by €1.1 million from €10.3 million in 2015 to €9.2 million in 2016, notably due to a €2.5 million decrease in social charges on stock options and free share grants, partly offset by a €0.4 million increase in wages and salaries, and a €0.9 million increase in non-cash stock based compensation expense. Purchases and external expenses and other expenses decreased by €1.2 million from €5.8 million in 2015 to €4.6 million in 2016.

SG&A Expenses: During the quarters ended 2015 and 2016, we recorded €6.9 million and €8.7 million, respectively, of selling, general and administrative expenses. The increase of €1.8 million primarily reflects (i) an increase of €0.9 million in personnel expenses from €5.7 million to €6.7 million, attributable, among other things, to an increase of €1.7 million of non-cash stock-based compensation expense, partly offset by a decrease of €1.0 million of social charges on stock options and free share grants, and (ii) an increase of €0.9 million in purchases and external expenses and other charges.

Financial Gain (Loss): The financial gain was €0.7 million for the third quarter of 2015 compared with a financial loss of €1.0 million for the third quarter of 2016. The change in financial result was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts.

Net Income (Loss) Attributable to Shareholders of Cellectis: During the three months ended September 30, 2015 and 2016, we recorded a net loss of €12.8 million (or €0.36 per share on both a basic and a diluted basis) and net loss of €12.6 million (or €0.36 per share on both a basic and a diluted basis), respectively. Adjusted loss attributable to shareholders of Cellectis for the third quarter of 2016 was €0.5 million (€0.01 per share on both a basic and a diluted basis) compared to adjusted loss attributable to shareholders of Cellectis of €3.3 million (€0.09 per share on both a basic and a diluted basis), for the third quarter of 2015. Adjusted loss attributable to shareholders of Cellectis for the third quarter of 2016 and 2015 excludes non-cash stock-based compensation expense of €12.1 million and €9.5 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to Adjusted income (loss) attributable to shareholders of Cellectis.

First Nine Months 2016 Financial Results

Cash: As of September 30, 2016, Cellectis had €264.0 million in total cash, cash equivalents and current financial assets compared to € 314.2 million as of December 31, 2015. This decrease of €50.3 million was primarily driven by (i) €30.8 million of cash used in operating activities, notably in connection with the initiation of industrial Good Manufacturing Practice (“GMP”) production of UCART123, increased expenses in materials required of GMP production of UCART 123 and other targets, a payment of €7.2 million of value added taxes related to proceeds received in the fourth quarter of 2015 from Servier, partly offset by cash receipts of €9.2 million in connection with the achievement of two milestones under our collaboration agreement with Servier that occurred during the second quarter of 2016 and (ii) €11.3 million of cash used in investment activities, primarily through Calyxt’s land acquisition and greenhouse construction in an aggregate amount of €8.9 million. The decrease was also partially attributable to the negative unrealized translation effect of exchange rate fluctuations on our U.S. dollar cash, cash equivalents and current financial assets accounts of €7.4 million.

Cellectis expects that its cash, cash equivalents and Current financial assets of €264.0 million as of September 30, 2016 will be sufficient to fund its current operations through the end of 2018.

Revenues and Other Income: During the nine-month periods ended September 30, 2015 and 2016, we recorded €27.2 million and €38.9 million, respectively, in revenues and other income. This is mainly due to the increase of (i) €9.6 million in collaboration revenues mainly due to both the agreement to provide Servier with raw materials and additional batches of UCART19 products and the achievement of two milestones (totaling €11.7 million) under our collaboration agreement with Servier and (ii) €3.1 million in research tax credit, partly offset by a decrease of €0.9 million in research subsidies, resulting from the termination of research programs.

Total Operating Expenses and Other Operating Income: Total operating expenses and other operating income for the nine-month period ended September 30, 2016 were €80.9 million, compared to €56.3 million for the nine months ended September 30, 2015. The non-cash stock-based compensation expenses included in these amounts were €39.9 million and €17.5 million, respectively.

R&D Expenses: For the nine months ended September 30, 2015 and 2016, research and development expenses increased by €15.8 million from €36.4 million in 2015 to €52.2 million in 2016. Personnel expenses increased by €8.4 million from €24.3 million in 2015 to €32.7 million in 2016, notably due to a €1.9 million increase in wages and salaries, and a €12.6 million increase in non-cash stock based compensation expense, partly offset by a €6.1 million decrease in social charges on stock options and free share grants. Purchases and external expenses increased by €7.6 million from €11.0 million in 2015 to €18.6 million in 2016, due to increased expenses related to innovation and platform development, including payments to third parties participating in product development, purchases of biological raw materials and expenses associated with the use of laboratories and other facilities.

SG&A Expenses: During the nine months ended September 30, 2015 and 2016, we recorded €19.1 million and €27.8 million, respectively, of selling, general and administrative expenses. The increase of €8.7 million primarily reflects (i) an increase of €7.4 million in personnel expenses from €14.0 million to €21.4 million, attributable, among other things, to a €0.5 million increase in wages and salaries, and an increase of €9.9 million of non-cash stock-based compensation expense, partly offset by a decrease of €3.0 million of social charges on stock options and free share grants, and (ii) an increase of €1.0 million in purchases and external expenses.

Financial Gain (Loss): The financial gain was €0.5 million for the nine months ended September 30, 2015 compared with financial loss of €6.3 million for the nine months ended September 30, 2016. The change in financial result was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts.

Net Income (Loss) Attributable to Shareholders of Cellectis: During the nine months ended September 30, 2015 and 2016, we recorded a net loss of €28.8 million (or € 0.85 per share on both a basic and a diluted basis) and a net loss of €48.3 million (or €1.37 per share on both a basic and diluted basis), respectively. Adjusted loss attributable to shareholders of Cellectis for the nine months ended September 30, 2016 was €8.4 million (€0.24 per share on both a basic and a diluted basis) compared to adjusted loss attributable to shareholders of Cellectis of € 11.3 million (€0.33 per share on both a basic and a diluted basis), for the nine months ended September 30, 2015. Adjusted loss attributable to shareholders of Cellectis for the nine months ended September 30, 2016 and 2015 excludes a non-cash stock-based compensation expense of €39.9 million and €17.5 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for a reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to Adjusted income (loss) attributable to shareholders of Cellectis.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED FINANCIAL POSITION (unaudited) (€ in thousands, except per share data)

As of
	December 31, 2015	September 30, 2016

ASSETS
Non-current assets
Intangible assets	956	1 180
Property, plant, and equipment	5 043	15 141
Other non-current financial assets	845	612
Total non-current assets	6 844	16 933

Current assets
Inventories and accumulated costs on orders in process	158	106
Trade receivables	6 035	11 382
Subsidies receivables	9 102	14 535
Other current assets	4 685	7 252
Cash and cash equivalent and Current financial assets	314 238	263 968
Total current assets	334 218	297 243
TOTAL ASSETS	341 062	314 177

LIABILITIES
Shareholders’ equity
Share capital	1 759	1 767
Premiums related to the share capital	420 682	460 474
Treasury share reserve	(184)	(373)
Currency translation adjustment	(1 631)	(1 933)
Retained earnings	(137 188)	(158 032)
Net income (loss)	(20 544)	(48 309)
Total shareholders’ equity - Group Share	262 894	253 595
Non-controlling interests	725	1 471
Total shareholders’ equity	263 619	255 066

Non-current liabilities
Non-current financial liabilities	66	37
Non-current provisions	437	581
Total non-current liabilities	503	619

Current liabilities
Current financial liabilities	1 921	1 922
Trade payables	6 611	9 176
Deferred revenues and deferred income	54 758	41 893
Current provisions	953	467
Other current liabilities	12 697	5 034
Total current liabilities	76 940	58 492
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	341 062	314 177

CELLECTIS S.A. STATEMENT OF CONSOLIDATED OPERATIONS – Third quarter (unaudited) (€ in thousands, except per share data)

	For the three-month period ended September 30,
	2015	2016

Revenues and other income
Revenues	7 600	10 091
Other income	2 379	1 215
Total revenues and other income	9 978	11 306

Operating expenses and other operating income (expenses)
Royalty expenses	(334)	(311)
Research and development expenses (1)	(16 156)	(13 824)
Selling, general and administrative expenses (1)	(6 921)	(8 712)
Other operating income	0	(6)
Redundancy plan	24	3
Other operating expenses	(37)	(10)
Total operating expenses and other operating income (expenses)	(23 425)	(22 860)

Operating income (loss)	(13 447)	(11 555)

Financial gain (loss)	680	(1 035)

Income (loss) from continuing operations	(12 766)	(12 590)
Net income (loss)	(12 766)	(12 590)
Attributable to shareholders of Cellectis	(12 766)	(12 590)
Attributable to non-controlling interests	-	-

Basic earnings attributable to shareholders of Cellectis per share (€/share)	(0.36)	(0.36)

Diluted earnings attributable to shareholders of Cellectis per share (€/share)	(0.36)	(0.36)

___________________

(1) Cellectis reclassified certain expenses related to the year ended December 31, 2015 from SG&A expenses to R&D expenses in the fourth quarter of 2015. This reclassification is effective starting in 2015, and is due to the increased level of efforts towards our R&D activities in order to develop product candidates and work toward clinical phases. Starting in 2015, we classify personnel and other costs related to information technology, human resources, business development, legal, intellectual property and general management in Research and development expense based on the time that employees spent contributing to research and development activities versus general and administrative activities. We approved the reclassification in Q4 2015 and assess the performance of the consolidated company based on this new classification.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED OPERATIONS – First Nine Months (unaudited) (€ in thousands, except per share data)

	For the nine-month period ended September 30,
	2015	2016

Revenues and other income
Revenues	23 356	32 892
Other income	3 845	6 053
Total revenues and other income	27 201	38 945

Operating expenses and other operating income (expenses)
Royalty expenses	(1 153)	(1 035)
Research and development expenses (1)	(36 375)	(52 220)
Selling, general and administrative expenses (1)	(19 145)	(27 839)
Other operating income	515	380
Redundancy plan	259	3
Other operating expenses	(432)	(216)
Total operating expenses and other operating income (expenses)	(56 331)	(80 926)

Operating income (loss)	(29 130)	(41 981)

Financial gain (loss)	515	(6 328)

Income (loss) from continuing operations	(28 615)	(48 309)
Net income (loss)	(28 615)	(48 309)
Attributable to shareholders of Cellectis	(28 786)	(48 309)
Attributable to non-controlling interests	171	-

Basic earnings attributable to shareholders of Cellectis per share (€/share)	(0.85)	(1.37)

Diluted earnings attributable to shareholders of Cellectis per share (€/share)	(0.85)	(1.37)

___________________

(1) Cellectis reclassified certain expenses related to the year ended December 31, 2015 from SG&A expenses to R&D expenses in the fourth quarter of 2015. This reclassification is effective starting in 2015, and is due to the increased level of efforts towards our R&D activities in order to develop product candidates and work toward clinical phases. Starting in 2015, we classify personnel and other costs related to information technology, human resources, business development, legal, intellectual property and general management in Research and development expense based on the time that employees spent contributing to research and development activities versus general and administrative activities. We approved the reclassification in Q4 2015 and assess the performance of the consolidated company based on this new classification.

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents Adjusted Income (Loss) attributable to shareholders of Cellectis in this press release. Adjusted Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net Income (Loss) attributable to shareholders of Cellectis, the most directly comparable financial measure calculated in accordance with IFRS. Because Adjusted Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net Income (Loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of Adjusted Income (Loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report Adjusted Income (Loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted Income (Loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net Income (Loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Third quarter (unaudited) (€ in thousands, except per share data)

	For the three-month period ended September 30,
	2015	2016

Net Income (Loss) attributable to shareholders of Cellectis	(12 766)	(12 590)
Adjustment: Non-cash stock-based compensation expense	9 464	12 114
Adjusted Income (Loss) attributable to shareholders of Cellectis	(3 301)	(475)

Basic Adjusted Income (Loss) attributable to shareholders of Cellectis (€/share)	(0.09)	(0.01)

Weighted average number of outstanding shares, basic (units)	35 094 503	35 333 572

Diluted Adjusted Income (Loss) attributable to shareholders of Cellectis (€/share)	(0.09)	(0.01)

Weighted average number of outstanding shares, diluted (units)	35 475 034	35 713 432

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – First nine months (unaudited) (€ in thousands, except per share data)

	For the nine-month period ended September 30,
	2015	2016

Net Income (Loss) attributable to shareholders of Cellectis	(28 786)	(48 309)
Adjustment: Non-cash stock-based compensation expense	17 481	39 911
Adjusted Income (Loss) attributable to shareholders of Cellectis	(11 305)	(8 398)

Basic Adjusted Income (Loss) attributable to shareholders of Cellectis (€/share)	(0.33)	(0.24)

Weighted average number of outstanding shares, basic (units)	33 819 191	35 274 890

Diluted Adjusted Income (Loss) attributable to shareholders of Cellectis (€/share)	(0.33)	(0.24)

Weighted average number of outstanding shares, diluted (units)	34 152 422	35 695 907

As a foreign private issuer, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Notwithstanding the foregoing, we currently provide quarterly interim consolidated financial data to the SEC, and commencing with our first quarter interim report for the 2017 fiscal year, we intend to file our periodic reports within the deadlines applicable to domestic reporting companies.

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 16 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions and include, but are not limited to, statements regarding the outlook for Cellectis’ future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances, many of which are beyond Cellectis’ control. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Cellectis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

1 Cash position amounted €264 million and was converted to Dollars using Euro-US Dollar exchange rate as of September 30, 2016: 1.1161
2 Converted from Euro to Dollars using Euro-US Dollar average exchange rate for the 3rd quarter of 2016: 1.1166
3 See the section related to the reconciliation of Gaap to non-Gaap net income. GAAP Net Loss attributable to shareholders amounted to $15 million (€13 million) in the 3rd quarter of 2016

CONTACT:
Media
Jennifer Moore, +1 917-580-1088
VP Communications
media@cellectis.com
or
Caitlin Kasunich, +1 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
Investor relations contact:
Simon Harnest, +1 646-385-9008
VP Corporate Strategy and Finance
simon.harnest@cellectis.com